UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
YATRA ONLINE INC
(Name of Issuer)
Ordinary Shares, $0.0001 par value
(Title of Class of Securities)
G98338109
(CUSIP Number)
Cobb Sadler
Catamount Strategic Advisors, LLC
4235 Hillsboro Pike, Suite 300
Nashville, TN 37215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: G98338109

1	NAME OF REPORTING PERSON: Catamount Strategic Advisors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,498
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 258,498
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: G98338109

1	NAME OF REPORTING PERSON: Cobb Sadler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,140,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,140,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: G98338109

1	NAME OF REPORTING PERSON: Catamount Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,498
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 258,498
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: G98338109
ITEM 1.	SECURITY AND ISSUER:
This Amendment Number 1 to the statement on Schedule 13D (Amendment 1) amends the Schedule 13D filed by the Reporting Persons on May 25, 2021 (Schedule 13D) relating to the Ordinary Shares, par value US$0.0001 per share (the Ordinary Shares), of Yatra Online, Inc., (the Issuer) whose principal executive offices of the Issuer are located at Gulf Adiba, Plot 272, 4th Floor, Udyog Viha, Phase-II, Sector 20, Gurugram-122008, Haryana, India.

Except as specifically provided herein, this Amendment 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment 1 shall have the meanings ascribed to them in the Schedule 13D.
ITEM 2.	IDENTITY AND BACKGROUND:
Item 2(c) is hereby amended and supplemented by the addition of the following:

(c) Catamount Strategic Advisors LLC is an investment adviser registered with the state securities authority of California, Nevada, and Tennessee.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Item 3 is hereby amended and supplemented by the addition of the following:

The Shares purchased by Catamount Fund, LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares beneficially owned by the Fund is approximately $652,669, including brokerage commissions.

ITEM 4.	PURPOSE OF TRANSACTION:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
Item 5 is hereby amended and supplemented by the addition of the following:

(a) The information in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of the this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(b) A list of the transactions in the Issuers Ordinary Shares that were affected by the Reporting Persons since May 25, 2021, the date of the Schedule 13D, is attached hereto as Schedule A and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exihibit A: A list of the transactions in the Issuers Ordinary Shares that were affected by the Reporting Persons since May 25, 2021, the date of the Schedule 13D

CUSIP No.: G98338109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Catamount Strategic Advisors, LLC By: /s/ Name: Cobb Sadler Title: Managing Member
Cobb Sadler By: /s/ Name: Cobb Sadler Title:
Catamount Fund, LP By: /s/ Name: Cobb Sadler Title: Managing Member of the General Partner
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G98338109
SCHEDULE A

Date Type Shares Price Per Share ($)

Catamount Fund, LP
7/2/2021 Purchase 16,351 2.18
7/12/2021 Sale 33,700 2.10
7/13/2021 Sale 10,900 2.10
7/14/2021 Sale 10,560 2.10
8/16/2021 Purchase 46,975 1.75
8/17/2021 Purchase 4,150 1.68
8/26/2021 Purchase 200 1.85
9/13/2021 Purchase 5,537 1.98
11/4/2021 Sale 10,000 2.35
12/22/2021 Sale 100,000 1.83
12/23/2021 Sale 64,285 1.78
1/19/2022 Sale 600,000 1.80
1/21/2022 Sale 121,731 1.80
1/25/2022 Sale 20,686 1.71
1/26/2022 Sale 2,800 1.73
1/27/2022 Sale 189,385 1.65
1/28/2022 Sale 57,400 1.60
2/1/2022 Sale 2,424 1.75
2/2/2022 Sale 23,300 1.75
2/10/2022 Sale 6,353 1.80